Cybin Inc. Reports Fiscal Year 2022 Financial Results and Recent Business Highlights

- Company reiterates key pipeline and strategic milestones for 2022 –
TORONTO, CANADA – June 22, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today reported audited financial results for its fiscal year ended March 31, 2022 and recent business highlights. The Company also reiterated its anticipated pipeline and strategic milestones for the remainder of 2022.
“Cybin made important progress across the board in recent months, accelerating both our pipeline of proprietary investigational psychedelic-based treatments and strategic partnership programs. Our successful preclinical work has set the foundation for a seamless transition to in-human trials,” said Doug Drysdale, Chief Executive Officer of Cybin. “Over a very short time horizon, we have evolved into a multi-program clinical-stage company, which marks the dedication of the Cybin team to developing improved treatment options for mental health conditions.”
Recent Business and Pipeline Highlights:
•Announced U.S. Institutional Review Board (“IRB”) approval for its first-in-human Phase 1/2a trial of CYB003 in major depressive disorder (“MDD”). The Company received IRB approval less than two weeks after submitting an Investigational New Drug (“IND”) application to the U.S. Food and Drug Administration. The Company expects to initiate the Phase 1/2a study in mid-2022 pending IND approval with a potential interim data readout expected at the end of 2022.
•Accelerated clinical development of CYB004 for the potential treatment of anxiety disorders through the planned acquisition of a Phase 1 study from Entheon Biomedical Corp. (“Entheon”). The CYB004-E Phase 1 study is currently underway at the Centre for Human Drug Research in the Netherlands. The study is evaluating the pharmacokinetics (“PK”) and pharmacodynamics of intravenous N,N-dimethyltryptamine (“DMT”) in 50 healthy volunteers who smoke tobacco. This is the largest Phase 1 DMT clinical study conducted to date. The study is expected to provide dose optimization and safety data to guide the clinical path forward for CYB004, the Company’s deuterated DMT molecule, and will replace the previously planned CYB004 pilot study. Preclinical data for CYB004 announced in April 2022 showed significant advantages over inhaled and intravenous DMT, including improved bioavailability, longer duration of effect, and rapid onset of effect and low variability.
•Strengthened the Company’s IP portfolio with an international patent application for CYB004. In February 2022, Cybin was granted a patent by the U.S. Patent and Trademark Office covering new chemical entity claims for CYB004 and various deuterated forms of DMT and 5-MeO-DMT until 2041. Cybin also announced the publication of an international patent application by the World Intellectual Property Organization covering inhalation delivery methods for multiple psychedelic molecules, including CYB004.
•Reported positive preliminary data from a pilot study of Kernel Flow®, confirming Flow’s ability to successfully measure psychedelic effects on the brain. Flow is a wearable neuroimaging technology device that can quantify brain activity in real time during a psychedelic experience with the potential to support data-driven, personalized psychedelic treatments. These pilot data from an ongoing feasibility study suggested that Flow measurements confirmed changes in functional connectivity after ketamine dosing, which persisted for several days after administration. The pilot data also validated the design of the ongoing Phase 1 Flow feasibility study.
•Publication of peer-reviewed journal article in Frontiers in Psychology introducing EMBARK, Cybin’s model of psychedelic-assisted psychotherapy. The EMBARK psychotherapy model will be used to support patients in upcoming clinical trials assessing CYB003 and CYB004 in MDD, alcohol use disorder (“AUD”) and anxiety disorders. The Company has compiled a team of 28 expert faculty and advisors from leading universities and psychedelic research and training organizations for the EMBARK program.
Upcoming Pipeline and Strategic Milestones:
The Company expects to achieve the following milestones across its pipeline and partnership programs:
CYB003: Deuterated psilocybin analog for the potential treatment of MDD and AUD
•The Company expects to initiate its Phase 1/2a placebo-controlled clinical trial of CYB003 in up to 32 MDD patients in the coming weeks.
•The Company plans to report initial safety and PK data from the Phase 1/2a study in Q4 CY2022.
CYB004: Deuterated DMT for the potential treatment of anxiety disorders
•The previously announced planned acquisition of a Phase 1 DMT study from Entheon is expected to close in the coming weeks subject to the completion of certain closing conditions and obtaining all necessary approvals.

CYB005: Phenethylamine derivative for the potential treatment of neuroinflammation
•Cybin plans to report preclinical data for CYB005 in Q3 CY2022 at which time the Company expects to nominate a candidate and complete its assessment of the potential path forward for this candidate, including whether it be internally or by way of potential third party partners.
Kernel Flow®
•The Phase 1 Flow feasibility study is underway. This is a four-week study assessing the participant’s experience wearing Flow, as well as brain activity, following the administration of ketamine.
“We gain confidence every day in our ability to create a true paradigm shift in the way mental health conditions are understood and treated. By working to develop treatment options that can potentially offer improved efficacy, greater remission rates, and longer duration of effects, we have the potential to provide patients and providers with a new standard of care. We look forward to continued momentum and sharing meaningful data readouts later this year,” Drysdale continued.
Fiscal Year 2022 Financial Highlights:

•Cash and cash equivalents totaled to C$53.6 million as of March 31, 2022.
•Cash-based operating expenses totaled C$13.0 million for the quarter ended March 31, 2022, of which C$3.8 million were one-time, non-recurring costs. Non-cash expenses totaled C$5.1 million for a net loss of C$18.1 million.
•Cash-based operating expenses totaled C$45.8 million for the year ended March 31, 2022, of which C$11.6 were one-time, non-recurring costs. Non-cash expenses totaled C$21.8 million for a net loss of C$67.6 million.
•Cash flows used in operating activities were C$9.7 million for the quarter ended March 31, 2022 of which C$1.4 million were one-time, non-recurring costs.
•Cash flows used in operating activities were C$45.2 million for the year ended March 31, 2022 of which C$10.7 million were one-time, non-recurring costs.
“Our financial position remains strong. Despite the overall softness in the markets, we are pleased with our industry leadership position and remain confident that we are on the right path forward to progress psychedelics into therapeutics,” concluded Drysdale.
Additional non-cash consideration in the amount of C$4,655.29 is being issued to the previous shareholders of Adelia Therapeutics Inc. in respect of the achievement of a previously announced milestone on April 1, 2022.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding sharing additional data later this year, the Company’s CYB003 Phase 1/2a trial in mid-2022 and anticipated results, the potential closing of the Entheon acquisition, statements regarding the Company’s Phase 1 DMT clinical study for CYB004 and anticipated results, the Company’s plan to report interim safety and PK data from the Phase 1/2a study in Q4 CY2022, the Company’s statements regarding its preclinical data for CYB005 and partnering opportunities, statements regarding the Phase 1 Flow feasibility study and expected results, statements regarding the EMBARK psychotherapy model and anticipated results and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the year ended March 31, 2022, and the Company’s annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:

Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com